3DICON CORPORATION
7507 S. SANDULSKY
TULSA, OKLAHOMA 74136

June 29, 2007

EDGAR

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        3DIcon Corporation
Registration Statement on Form SB-2
Filed June 14, 2007
File No. 333-143761

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), 3DIcon Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00, Eastern Time, on 3, July, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3DIcon Corporation

By:	/s/ Martin Keating
Name: Martin Keating Title: Chief Executive Officer

3DICON CORPORATION
7507 S. SANDULSKY
TULSA, OKLAHOMA 74136

June 29, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Larry Spirgel, Esq.
Assistant Director

Re:                3DIcon Corporation
Registration Statement on Form SB-2
Filed June 14, 2007
File No. 333-143761

Ladies and Gentlemen:

We are responding to the staff’s comment letter dated June 28, 2007 regarding the above-reference registration statement.

General

1.	We note your response to Comment 1. Please revise page 2 of the registration statement to disclose the fixed price nature of the conversion feature under the Securities Purchase Agreement, as revised.

Response:

The Company has revised its disclosure on page 2 of the registration statement to disclose the fixed price nature of the conversion feature under the Securities Purchase Agreement, as revised. The revised disclosure states the following:

“The conversion formula for the convertible debenture, as amended, is $0.35 per share until our common stock is quoted on the OTCBB or is otherwise listed and trading on NASDAQ or a national securities exchange and thereafter the lesser of (i) $2.00 or (ii) seventy percent of the average of the five lowest volume weighted average prices during the twenty (20) trading days prior to the conversion.”

Executive Compensation, page 25

2.	Confirm in your response letter that no disclosure is required by Item 402(f) of Regulation S-B (director compensation).

Response:

The directors of the Company did not receive any compensation during the fiscal year ended December 31, 2006. The Company has revised its disclosure to confirm that no disclosure is required by Item 402(f) of Regulation S-B. The revised disclosure states the following:

Director Compensation

“The directors of the Company did not receive any compensation during the fiscal year ended December 31, 2006.”

Please contact the undersigned should you have any comments or questions.

Very truly yours,

/s/ Martin Keating
Martin Keating Chief Executive Officer